SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  _____________

                                    FORM 11-K

                                  _____________


[X]  ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF
     1934

For the fiscal year ended         June 30, 2003
                         -------------------------------------------------------

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to
                              -----------------------  -------------------------

Commission file number        0-24040
                      ----------------------------------------------------------

                           -----------------------------


                      PENN FEDERAL SAVINGS BANK 401(k) PLAN


                        PennFed Financial Services, Inc.
                              622 Eagle Rock Avenue
                       West Orange, New Jersey 07052-2989

PENN FEDERAL SAVINGS BANK 401(k) PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                           Page

INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS AS OF JUNE 30, 2003 AND
  2002 AND FOR THE YEAR ENDED JUNE 30, 2003:

  Statements of Net Assets Available for Benefits                           2

  Statement of Changes in Net Assets Available for Benefits                 3

  Notes to Financial Statements                                            4-6

SUPPLEMENTAL SCHEDULE:

  Form 5500, Schedule H, Part IV, Schedule of Assets Held                   7
  at End of Year as of June 30, 2003


Supplemental Schedules not included herein are omitted due to the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


Penn Federal Savings Bank
401(k) Plan Trustees
West Orange, New Jersey

We have audited the accompanying statements of net assets available for benefits of Penn Federal Savings Bank 401(k) Plan (the "Plan") as of June 30, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended June 30, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2003 and 2002, and the changes in net assets available for benefits for the year ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of Plan management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.









  December 18, 2003

PENN FEDERAL SAVINGS BANK 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2003 AND 2002
--------------------------------------------------------------------------------

                                                          2003           2002

ASSETS:

  Investments, at fair value                           $5,587,276     $4,888,700
  Participant loans receivable                             13,263         18,650

  Contributions receivable:
    Employer contribution                                    --          135,189
    Participant contributions                                --             --

                                                       ----------     ----------
           Total contributions receivable                    --          135,189
                                                       ----------     ----------


NET ASSETS AVAILABLE FOR BENEFITS                      $5,600,539     $5,042,539
                                                       ==========     ==========


The accompanying notes are an integral part of these financial statements.

PENN FEDERAL SAVINGS BANK 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JUNE 30, 2003
--------------------------------------------------------------------------------


  ADDITIONS:
    Employer's contributions                                        $   134,574
    Participants' contributions                                         614,096
                                                                    -----------

           Total contributions                                          748,670

    Interest income                                                       1,571
    Investment income                                                   119,088
    Net depreciation in fair value of investments                       (56,745)
                                                                    -----------

          Total additions                                               812,584
                                                                    -----------

  DEDUCTIONS:
    Payments to participants                                            254,584

                                                                    -----------

          Total deductions                                              254,584
                                                                    -----------

NET INCREASE                                                            558,000

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                                   5,042,539
                                                                    -----------

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                      $ 5,600,539
                                                                    ===========


The accompanying notes are an integral
  part of these financial statements.

PENN FEDERAL SAVINGS BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


I.   PLAN DESCRIPTION

     The following description of the Penn Federal Savings Bank 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Plan Agreement--The Plan was established January 1, 1990 as a defined contribution plan. Employees become eligible to participate in the Plan on January 1, April 1, July 1, or October 1, immediately after obtaining age twenty one and completing three months of service at Penn Federal Savings Bank (the "Bank").

     Contributions

          (a) Salary Deferral Contributions--An eligible employee may elect to have a percentage of compensation contributed to this Plan on a pre-tax salary reduction basis. A participant may elect to defer between 1% and 15% of their compensation under a Salary Reduction Agreement to the Plan. Additionally, participants may allocate their contributions to eight different investment funds and to the common stock of PennFed Financial Services, Inc. In 2003 in no event can the total amount deferred exceed $12,000 (adjusted annually).

          (b) Matching Employer Contributions--Pursuant to an amendment approved by the Bank's Board of Directors, the employer matching contribution is a discretionary matching contribution.

          (c) Vesting - Participants are always vested with respect to their contributions plus actual earnings thereon. Vesting with respect to the Bank's contributions is 20% per year of service and 100% vesting after 5 years.

     Participant Loans -- Effective October 1, 1991, a resolution of the Board of Directors was passed allowing nondiscriminatory participant loans from the Plan. Loans are made for hardship situations only. Each loan must be adequately secured and the loan repayment must be made before any distribution of retirement benefits. Principal and interest is paid ratably through payroll deductions.

     Participant Accounts--Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant contribution, the Bank's matching contributions, and allocations of participant forfeitures. Allocations are based on participant earnings or account balances, as defined. The benefit to which participant is entitled is the benefit that can be provided from participant's vested account.

     Benefit Payments--Participants or their designated beneficiary, may elect to receive benefit distributions in either one lump-sum payment; or equal monthly, quarterly, or semi-annual installments, equal to the total value of their separate accounts upon termination of employment, disability or death. If the election is in installments, the account will either be segregated and separately invested by the trustees, or invested in a nontransferable annuity policy.

     During employment and in the event of financial hardship, participants may request payments of their account value; however, this distribution cannot exceed the amount required to relieve the hardship. Such payment is subject to approval by the Plan administrator.

II.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation--The financial statements of the Plan are prepared in accordance with accounting principals generally accepted in the United States of America.

     Use of estimates-- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments including mutual funds. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of the investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

     Investment Valuation and Income Recognition--Investments in mutual funds consisting of the Basic Value Fund, Capital Fund, CMA Money Fund, Corporate Intermediate Bond Fund, Global Allocation Fund, Fundamental Growth Fund and Ready Asset Trust Fund were managed by Merrill Lynch. Investments in mutual funds consisting of the MFS Emerging Growth Fund and held by Father Trust Company Massachusetts Investors Trust Fund were managed by Massachusetts Financial Services Company ("MFS"). Investments in mutual funds and investments in PennFed Financial Services, Inc. common stock are valued and recorded at market value as determined by quoted market prices, which represent the net asset value of the shares held by the Plan at the end of the year. The Plan is valued at least quarterly and participants' accounts are credited with a proportional share of investment income. Additionally, investments are priced daily.

     Purchases and sales of securities are recorded as of the settlement date. There were no material unsettled trades at June 30, 2003 or 2002. Interest income is recorded on the accrual basis. Participant loans receivable are valued at cost which approximates fair value.

     Benefits Payable--Net assets available for benefits included benefits of $697,027 and $709,523 due to participants who have withdrawn from participation in the Plan, but were not yet paid as of June 30, 2003 and 2002, respectively.

     Administrative Expenses--The Bank has elected to pay administrative expenses on behalf of the Plan.

     Forfeitures-- At June 30, 2003 and 2002, forfeited nonvested accounts totaled $5,579 and $4,303, respectively. These accounts were used to reduce employer contributions. During the year ended June 30, 2003, employer contributions were reduced by $5,579, from forfeited nonvested accounts.

III. INVESTMENTS

     The Plan's investments are held in a trust fund. The following table presents investments. All of the investments represent 5% or more of the Plan's net assets.

                                                            June 30
                                                     2003               2002
Investments at Fair Value as Determined
  by Quoted Market Price:
  Basic Value Fund                               $  999,885         $  990,338
  Global Allocation Fund                            995,887            991,841
  PennFed Financial Services, Inc. Stock            782,022            754,626
  Ready Asset Trust Fund                            707,265            324,631
  Corporate Intermediate Bond Fund                  586,812            418,842
  Fundamental Growth Fund                           509,284            564,471
  Other Funds                                       504,091            265,947
  Capital Fund                                      502,030            578,004
                                                 ----------         ----------
           Total investments                     $5,587,276         $4,888,700
                                                 ==========         ==========


During the year ended June 30, 2003, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value by $56,745 as follows:


Investments at Fair Value as Determined by
  Quoted Market Price:
  Mutual funds                                                        $(48,059)
  Common stock                                                          (8,686)
                                                                      --------
           Net change in fair value                                   $(56,745)
                                                                      ========



IV.  PLAN TERMINATION

     Although it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, all participants automatically become 100% vested in their accounts.

V.   INVESTMENT INCOME

     The Plan is valued at least quarterly and participants' accounts are credited with a proportional share of investment income. Additionally, investments are priced daily.

VI.  TAX STATUS

     The sponsor adopted a non-standardized prototype plan which received an Internal Revenue Service opinion letter dated November 27, 2001 and the Internal Revenue Service has determined and informed the Company by letter dated December 7, 1995 that the Plan, as adopted, and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has since been amended, however, the Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

                                     ******

PENN FEDERAL SAVINGS BANK 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV
SCHEDULE OF ASSETS HELD                                  EIN NUMBR    22-1192273
AT END OF YEAR JUNE 30, 2003                             PLAN  NUMBER        002
--------------------------------------------------------------------------------


                                                           Number     Current
                                Description               of Units     Value

Investments managed by Merrill Lynch Trust Company:
  Mutual Funds and Equity:
    MFS Emerging Growth Fund                             9,353.841  $  236,746
    MFS Massachusetts Investors Trust Fund               7,355.075     102,750
    CMA Money Fund                                     164,595.330     164,595
    Merrill Lynch Fundamental Growth Fund               37,146.934     509,284
    Merrill Lynch Global Allocation Fund                75,388.851     995,887
    Merrill Lynch Basic Value Fund                      38,875.786     999,885
    Merrill Lynch Capital Fund                          20,710.814     502,030
    Merrill Lynch Corporate Intermediate Bond Fund      48,416.818     586,812
    Merrill Lynch Ready Asset Trust Fund               707,264.790     707,265
  PennFed Financial Services, Inc. Stock                28,180.960     782,022
                                                                    ----------
Total Mutual Funds and Equity                                        5,587,276

Participant loans with interest rates of
6.25% to 11.00%, with due dates ranging from
  2003 to 2008                                                          13,263
                                                                    ----------
                                                                    $5,600,539
                                                                    ==========

                                  EXHIBIT INDEX

Exhibit
Number
------

 23                               Consent of Deloitte & Touche LLP